Exhibit 99.1

August 12, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER RESUMES OPERATIONS AT TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it is resuming mining and processing operations today at its Topia Mine in Durango, Mexico, following last week’s temporary shutdown.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:     1 888 355 1766

Tel:          +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com